 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________

FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the period from June 28, 2025 (Inception) to December 31, 2025
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-42633
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Ralliant Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ralliant Corporation
4114 Center at North Hills Street
Suite 400
Raleigh, NC 27609
(984) 375-7255

RALLIANT RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025
AND FOR THE PERIOD FROM JUNE 28, 2025 (INCEPTION) TO DECEMBER 31, 2025,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2025 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RALLIANT RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Plan Participants of Ralliant Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Ralliant Retirement Savings Plan (the Plan) as of December 31, 2025, and the related statement of changes in net assets available for benefits for the period June 28, 2025 (inception) to December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025, and the changes in its net assets available for benefits for the period June 28, 2025 (inception) to December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2025.
Raleigh, North Carolina
June 24, 2026

RALLIANT RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2025
($ in millions)

2025
ASSETS
Non-interest bearing cash	$0.1
Investments at fair value	745.3
Receivables:
Notes receivable from participants	8.7
Employer contributions	0.6
Other	0.6
Total receivables	9.9
Total assets	755.3
LIABILITIES
Other payables	0.7
Total liabilities	0.7
NET ASSETS AVAILABLE FOR BENEFITS	$754.6

See the accompanying notes to the financial statements.

RALLIANT RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JUNE 28, 2025 (INCEPTION) TO DECEMBER 31, 2025
($ in millions)

ADDITIONS
Investment income:
Interest income on notes receivable from participants	$0.4
Dividend and interest income from investments	5.4
Net appreciation in fair value of investments	52.9
Total investment income	58.7

Contributions:
Participant	15.9
Rollovers	2.8
Employer	10.9
Total contributions	29.6
Total additions	88.3

DEDUCTIONS
Benefit payments	(21.9)
Administrative expenses	(0.2)
Total deductions	(22.1)

NET INCREASE PRIOR TO PLAN TRANSFERS	66.2
NET TRANSFERS INTO PLAN	688.4
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	754.6
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	—
End of period	$754.6
See the accompanying notes to the financial statements.

RALLIANT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIOD FROM JUNE 28, 2025 (INCEPTION) TO DECEMBER 31, 2025
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Ralliant Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Ralliant Corporation (“Ralliant,” the “Company”, or the “Plan Sponsor”) is a global technology company with businesses that design, develop, manufacture, and service precision instruments and highly engineered products. Ralliant, a Delaware corporation, was incorporated in 2024 in connection with the separation from Fortive Corporation (“Fortive” or “Former Parent”), which was completed on June 28, 2025 (the “Separation”), the first day of Ralliant’s fiscal third quarter. Ralliant established the Plan effective June 28, 2025.
Prior to the Separation, certain Ralliant employees participated in the Fortive Retirement Savings Plan (the "Fortive Plan"). On June 27, 2025, the account balances of Ralliant employees participating in the Fortive Plan were transferred into the Plan. As a result, Plan assets of approximately $688.4 million, including $8.8 million of notes receivable from participants, were transferred from the Fortive Plan into the Plan. The transfer was accounted for as a direct transfer of assets and liabilities with no gain or loss recognized by the Plan.
The Plan’s provisions are substantially similar to those of the former Fortive Plan, with certain modifications to align with Ralliant’s compensation and benefits philosophy following the Separation. All participant vesting service and account balances from the Fortive Plan were preserved.
The Plan is a defined contribution plan established for eligible full-time and part-time employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Ralliant Benefits Committee (the “Plan Administrator”) through the trustee, Fidelity Management Trust Company. Significant provisions related to contributions, benefit payments, and investments are provided below.
Contributions
At the time of eligibility, the Company automatically enrolls eligible employees at a contribution rate of 5% of pre-tax eligible earnings if the participant does not otherwise make an affirmative election to contribute or opt-out of pre-tax contributions. Eligible participants may contribute up to 75% of their eligible compensation (subject to annual maximums), as defined by the Plan document. Participant contributions and the earnings or losses thereon are fully vested at all times.
The Company’s matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. These matching contributions are considered "safe harbor" matching contributions and are made to participant accounts each payroll period. Participants are 100% vested in all "safe harbor" matching contributions.
In addition, Plan participants are eligible for Company discretionary retirement contributions upon completion of one year of continuous service and become fully vested upon completion of three years of service, as defined. The discretionary retirement contribution may equal up to 2% of eligible compensation. For the period from June 28, 2025 (Inception) to December 31, 2025, the discretionary retirement contribution was 2% of eligible compensation.
For eligible participants who have completed one year of service, are active employees on the last day of the plan year, and have annual earnings that exceed the Social Security wage base for the Plan year, an additional discretionary retirement contribution equal to 2% of annual eligible earnings above the Social Security wage base in effect at the beginning of the Plan year is calculated and deposited into participant accounts subsequent to the Plan year end. These contributions become fully vested after three years of service. For the period from June 28, 2025 (Inception) to December 31, 2025, this additional retirement contribution was 2% of eligible compensation.

The Company's discretionary retirement contributions are determined at the discretion of the Plan Sponsor. With respect to all discretionary retirement contributions, participants generally become fully vested on the earlier of the date of completion of three years of service, retirement at or after age 65, complete disability or death.
Benefit Payments
A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they terminate employment from the Company or the calendar year in which they reach the age of 70½ (ages 72 through 75 apply if born after June 30, 1949, as described by the Plan).
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon total and permanent disability, a participant may, at any time, elect in-service distribution payment of all or any portion of their nonforfeitable account balance.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $7,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is greater than $7,000, the participant must contact the Plan Administrator to request a distribution.
Eligible participants may request a hardship or age 59½ in-service withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor matching contributions, employer discretionary retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping, trustee, legal, and other fees.
The Plan participates in a revenue credit program (“Credits”). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credits are funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
During the period from June 28, 2025 (Inception) to December 31, 2025, there were no forfeitures used to reduce Company related contributions.

As of December 31, 2025, unallocated and non-vested accounts, including forfeited amounts, totaled $0.3 million. Any forfeited balances will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become 100% vested.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides various investment options to its participants. These options include shares of Ralliant’s common stock, which represents an investment concentration. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, including Ralliant’s common stock, will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the period.
Payment of Benefits
Benefits are recorded when paid.

NOTE 3. FAIR VALUE MEASUREMENT
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Plan provides for some investments that are valued using the Net Asset Value (“NAV”) practical expedient. None of these investments have limits on their redemption however, the Plan’s ability to redeem its investments may be subject to fund-specific notice requirements. Investments valued using NAV consist of common collective trusts which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.
The fair values of the Plan’s investments as of December 31, 2025, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Ralliant Corporation Stock Fund:
Ralliant common stock	2.5	—	—	2.5
Mutual funds	217.0	—	—	217.0
Separately managed funds:
Cash and cash equivalents	0.5	—	—	0.5
Common stock	94.5	—	—	94.5
Corporate bonds	—	0.1	—	0.1
Mutual funds	21.0	—	—	21.0
Self-directed brokerage accounts	77.8	—	—	77.8
	$413.3	$0.1	$—	$413.4
Investments measured at NAV
Common/collective trusts				331.9
Total investments, at fair value				$745.3
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value:
•Mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.
•The Ralliant Corporation Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments.
•The separately managed funds consist of common stock, and mutual funds, which are valued at the quoted closing price of the security reported in an active market on the last business day of the year and uninvested interest bearing cash and cash equivalents, which is recorded at carrying value as maturities are less than three months.
•The self-directed brokerage accounts consist of common stock, mutual funds, and exchange traded funds, which are valued at the quoted closing price reported in an active market on the last business day of the year, and uninvested interest bearing cash, which is recorded at carrying value as maturities are less than three months.

•Participation units in the common/collective trust funds are valued using the NAV of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4. TAX STATUS OF THE PLAN
The Plan is designed to qualify under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, its related trust is expected to be exempt from taxation. The Plan Sponsor believes the Plan has been designed in accordance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 5. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds and units of common collective trust funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these investments are party in interest transactions.
Additionally, as of December 31, 2025, the Plan held 48.4 thousand shares of Ralliant common stock within the Ralliant Corporation Stock Fund. During the period from June 28, 2025 (Inception) to December 31, 2025, the Ralliant Corporation Stock Fund purchased $3.0 million and sold $0.8 million in Company stock and the dividends received related to shares of Ralliant common stock were immaterial.

SUPPLEMENTAL SCHEDULE
RALLIANT RETIREMENT SAVINGS PLAN
EIN: 99-5127620, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2025

(a) (b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Interest Bearing Cash (including Money Market Funds)
Interest Bearing Cash	496,100	US dollars	**	$496,100
Vanguard Federal Money Market Fund	4,458	shares	**	4,458
				$500,558
Corporate debt instruments
CARVANA CO PIK VAR 06/01/2030 144A	36,582	par	**	$38,343
CARVANA CO PIK VAR 06/01/2031 144A	50,144			56,584
				$94,927
Common/Collective Trust Funds
AMERICAN BEACON SMALL CAP VALUE CIT CLASS F1	618,299	units	**	$13,968,666
Geneva Small Cap Growth Collective Fund Class C	1,352,597	units	**	13,716,823
* Fidelity Managed Income Portfolio II Class 2	38,806,193	units	**	38,806,193
Harding Loevner International Equity Portfolio	56,759	units	**	1,181,714
BlackRock LifePath® Index 2030 Non-Lendable Fund M	2,403,492	units	**	44,851,654
BlackRock LifePath® Index 2035 Non-Lendable Fund M	2,236,901	units	**	45,891,541
BlackRock LifePath® Index 2040 Non-Lendable Fund M	2,078,337	units	**	33,320,405
BlackRock LifePath® Index 2045 Non-Lendable Fund M	1,383,106	units	**	29,232,958
BlackRock LifePath® Index 2050 Non-Lendable Fund M	1,128,363	units	**	27,098,835
BlackRock LifePath® Index 2055 Non-Lendable Fund M	997,271	units	**	21,025,817
BlackRock LifePath® Index 2060 Non-Lendable Fund M	761,361	units	**	16,356,219
BlackRock LifePath® Index 2065 Non-Lendable Fund M	591,639	units	**	6,187,285
BlackRock LifePath® Index Retirement Non-Lendable Fund M	305,953	units	**	40,300,079
				$331,938,189
Employer Securities
Ralliant Corporation Stock Fund
* Ralliant Corporation Common Stock	48,398	shares	**	$2,463,942

*	Fidelity Investments Money Market Government Portfolio - Institutional Class	25,598	US Dollars	**	25,598
					$2,489,540
Registered Investment Companies
	Dodge & Cox International Stock Fund Class X	1,719,097	shares	**	$28,296,343
	Dodge & Cox Income Fund Class X	817,847	shares	**	10,517,514
	PIMCO Inflation Response Multi-Asset Institutional	336,681	shares	**	3,117,667
	PIMCO Total Return Fund Institutional	1,187,078	shares	**	10,517,514
*	Fidelity® Extended Market Index Fund	255,877	shares	**	25,759,186
*	Fidelity® 500 Index Fund	459,698	shares	**	109,279,374
*	Fidelity® Large Cap Growth Index Fund	530,493	shares	**	24,545,913
	Vanguard Total Bond Market Index Fund Institutional Shares	1,280,362	shares	**	12,509,142
	Vanguard Total International Stock Index Fund Institutional Shares	83,368	shares	**	13,513,135
					$238,055,788
Common Stock
	ADYEN BV	69	shares	**	$111,497
	AIR PRODUCTS & CHEMICALS INC	3,887	shares	**	960,167
	ALPHABET INC CL A	3,019	shares	**	944,947
	ALPHABET INC CL C	11,182	shares	**	3,508,912
	ALTRIA GROUP INC	10,549	shares	**	608,255
	AMAZON.COM INC	17,374	shares	**	4,010,267
	APPLE INC	26,253	shares	**	7,137,141
	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHAR	486	shares	**	519,952
	BERKSHIRE HATHAWAY INC CL B	2,069	shares	**	1,039,983
	BLACKROCK INC	1,144	shares	**	1,224,469
	BROADCOM INC	8,979	shares	**	3,107,632
	CARVANA CO CL A	5,950	shares	**	2,511,019
	CHEVRON CORP	6,116	shares	**	932,140
	CHIPOTLE MEXICAN GRILL INC	7,443	shares	**	275,391
	CHUBB LTD	3,540	shares	**	1,104,905
	CINCINNATI FINANCIAL CORP	4,063	shares	**	663,569
	CINTAS CORP	726	shares	**	136,539
	CISCO SYSTEMS INC	11,901	shares	**	916,734
	COLGATE-PALMOLIVE CO	2,240	shares	**	177,005
	CONSTELLATION ENERGY CORP	926	shares	**	327,128
	CORNING INC	17,999	shares	**	1,575,992
	CROWDSTRIKE HOLDINGS INC	527	shares	**	247,037

CROWN CASTLE INC	4,705	shares	**	418,133
CUMMINS INC	1,995	shares	**	1,018,348
DANAHER CORP	1,504	shares	**	344,296
DATADOG INC CL A	712	shares	**	96,825
DOMINION ENERGY INC	17,325	shares	**	1,015,072
DOORDASH INC	1,296	shares	**	293,518
ELI LILLY & CO	1,823	shares	**	1,959,142
FASTENAL CO	17,906	shares	**	718,568
FORTIVE CORP	108,611	shares	**	5,996,413
GE AEROSPACE	3,655	shares	**	1,125,850
GE VERNOVA INC	654	shares	**	427,435
GOLDMAN SACHS GROUP INC	292	shares	**	256,668
INTUITIVE SURGICAL INC	1,581	shares	**	895,415
JOHNSON & JOHNSON	5,096	shares	**	1,054,617
LINDE PLC	430	shares	**	183,348
LOWES COS INC	3,799	shares	**	916,167
MARSH & MCLENNAN COS INC	1,010	shares	**	187,375
MASTERCARD INC CL A	2,471	shares	**	1,410,644
MEDLINE INC	1,306	shares	**	54,852
META PLATFORMS INC CL A	4,732	shares	**	3,123,546
MICROSOFT CORP	17,331	shares	**	8,381,618
MONDELEZ INTL INC	1,852	shares	**	99,693
MONOLITHIC POWER SYS INC	332	shares	**	300,912
MOODYS CORP	386	shares	**	197,188
MORGAN STANLEY	1,541	shares	**	273,574
NETFLIX INC	13,300	shares	**	1,247,008
NINTENDO LTD ADR	55,377	shares	**	933,656
NORFOLK SOUTHERN CORP	4,712	shares	**	1,360,449
NORTHROP GRUMMAN CORP	1,380	shares	**	786,890
NVIDIA CORP	47,251	shares	**	8,812,312
OLD DOMINION FREIGHT LINES INC	752	shares	**	117,914
ORACLE CORP	3,422	shares	**	666,982
PALANTIR TECHNOLOGIES INC	1,111	shares	**	197,480
PAYCHEX INC	5,261	shares	**	590,179
PHILIP MORRIS INTL INC	7,513	shares	**	1,205,085
PROCTER & GAMBLE CO	993	shares	**	142,307

PROGRESSIVE CORP OHIO	4,308	shares	**	981,018
ROPER TECHNOLOGIES INC	501	shares	**	223,010
ROSS STORES INC	1,504	shares	**	270,931
SCHWAB CHARLES CORP	13,296	shares	**	1,328,403
SEA LTD ADR	2,225	shares	**	283,843
SERVICENOW INC	5,917	shares	**	906,425
SHERWIN WILLIAMS CO	632	shares	**	204,787
SHOPIFY INC CL A	3,702	shares	**	595,911
STARBUCKS CORP	7,576	shares	**	637,975
STRYKER CORP	764	shares	**	268,523
SYNOPSYS INC	674	shares	**	316,591
TAIWAN SEMIC MFG CO LTD SP ADR	1,227	shares	**	372,873
TE CONNECTIVITY PLC	5,870	shares	**	1,335,484
TESLA INC	4,083	shares	**	1,836,207
TEXAS INSTRUMENTS INC	6,216	shares	**	1,078,414
THE BOOKING HOLDINGS INC	108	shares	**	578,376
THERMO FISHER SCIENTIFIC INC	635	shares	**	367,951
TJX COMPANIES INC NEW	1,963	shares	**	301,536
T-MOBILE US INC	2,651	shares	**	538,259
TRANSDIGM GROUP INC	111	shares	**	147,613
UNITEDHEALTH GROUP INC	3,595	shares	**	1,186,745
VERALTO CORP	342	shares	**	34,125
VISA INC CL A	5,207	shares	**	1,826,147
				$94,471,307
Brokeragelink
Brokeragelink	Combination of common stock, mutual funds, and ETF's			$77,796,825

			Total	$745,347,134
Loans
* Participant Loans	Interest rates range from 4.3% to 9.5% with maturity at various dates		**	$8,764,346

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RALLIANT RETIREMENT SAVINGS PLAN

June 24, 2026	By:	/s/ Gregory Bever
Gregory Bever
Vice President, Global Head of Total Rewards

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm